FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth below are the unaudited income statement and balance sheet of Top Ships Inc. for the six-month period ending June 30, 2013.

TOP SHIPS INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2013
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2012	2013

REVENUES:

Revenues	$16,166	$14,237

EXPENSES:

Voyage expenses	628	393
Other vessel operating expenses	752	41
Vessel depreciation	5,729	4,043
Management fees-related parties	1,203	302
General and administrative expenses	4,769	1,085

Operating income	3,085	8,373

OTHER INCOME (EXPENSES):

Interest and finance costs	(4,942)	(4,039)
Gain / (Loss) on financial instruments	(296)	(60)
Interest income	46	54
Other, net	(16)	158

Total other expenses, net	(5,208)	(3,887)

Net income	(2,123)	4,486
Other Comprehensive income / (loss)	-	-
Comprehensive income / (loss)	$(2,123)	$4,486

Earnings / (loss) per common share, basic and diluted	(0.12)	0.26

Weighted average common shares outstanding, basic and diluted	16,986,345	17,030,359

TOP SHIPS INC.

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
DECEMBER 31, 2012 AND JUNE 30, 2013
(Expressed in thousands of U.S. Dollars)

	December 31	June 30,
	2012	2013

ASSETS

CASH AND CASH EQUIVALENTS	$-	$-
VESSEL HELD FOR SALE	25,200	-
VESSELS, NET	177,292	173,249
RESTRICTED CASH	5,537	4,804
OTHER ASSETS	3,386	3,682
Total assets	$211,415	$181,735

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	5,811	4,424
DEBT	153,027	141,495
DEBT RELATED TO VESSEL HELD FOR SALE	19,592	-
OTHER LIABILITIES	19,906	18,163

Total liabilities	198,336	164,082

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	13,079	17,653

Total liabilities and stockholders' equity	$211,415	$181,735

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: July 30, 3013	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer